Exhibit 99.1

CMGE Enters Into Definitive Merger Agreement

HONG KONG, June 9, 2015 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), the largest publisher and a leading developer of mobile games in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Pegasus Investment Holdings Limited (“Parent”) and Pegasus Merger Sub Limited (“Merger Sub”), pursuant to which Parent will acquire CMGE (the “Transaction”) for US$1.5714 per Class A or Class B ordinary share, or US$22.00 per American depositary share, each representing 14 Class A ordinary shares (“ADSs”).

Immediately after the completion of the Transaction, Parent will be beneficially owned by the affiliates of Orient Hongtai Zhihe (Beijing) Investment Management Co., Ltd. (a subsidiary of Orient Securities Company Limited), ChangJiang Growth Capital Investment Co., Ltd. (a subsidiary of Changjiang Securities Company Limited) and Beijing HT Capital Investment Management Co., Ltd. (collectively, the “Buyers”).

The Company’s board of directors (the “Board”) unanimously approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Transaction.

The Transaction is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the voting power of the shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the authorization and approval of the Merger Agreement. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Global Market.

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the transaction, which will include the Merger Agreement. All parties desiring details regarding the Transaction are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

Duff & Phelps, LLC is serving as financial advisor to the Company. Kirkland & Ellis is serving as U.S. legal advisor to the Company and Guantao Law Firm and Maples and Calder are serving as PRC and Cayman Islands legal advisors to the Company, respectively.

Wilson Sonsini Goodrich & Rosati, P.C. is serving as U.S. legal advisor to the Buyers and King & Wood Mallesons and Conyers Dill & Pearman are serving as PRC and Cayman Islands legal advisors to the Buyers, respectively.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed Transaction proceed.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The offices are in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai, Hong Kong, Tokyo, Taipei and Seoul. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Potential risks and uncertainties include, but are not limited to, uncertainties as to how CMGE’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions to the Transaction may not be satisfied or waived and other risks discussed in CMGE’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

CONTACT: For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com

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